ALARMING DEVICES, INC.

April 17, 2014

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	Mara L. Ransom
Assistant Director

Re:	Alarming Devices, Inc.
Form 8-K
Filed March 14, 2014
File No. 333-157010

Dear Ms. Ransom:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Alarming Devices, Inc., the above-referenced issuer (the “Registrant”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated March 25, 2014 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.	We note that you have not treated the transaction that is the subject of the above-referenced Form 8-K as a change in shell company status as you have not provided the Form 10 information for StationDigital, Inc., as required by Item 2.01(f) of Form 8-K. However, based on your Form 10-Q for fiscal quarter ended November 30, 2013, it appears that you may have been a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. We note that, as of November 30, 2013, you had no assets, and we note the statement on page F-6 of such Form 10-Q that “[t]he Company is currently inactive.” Please provide us with your analysis for why you did not treat the transaction that is the subject of the above-referenced Form 8-K as a change in shell company status. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by Item 2.01(f) of Form 8-K and the financial statements required by Item 9.01(a) and (b) of Form 8-K. Note that if the transaction resulted in a change in shell company status, you may not rely on the 71 calendar day extension for providing such financial statements. Refer to Item 9.01(c) of Form 8-K.

Securities and Exchange Commission

April 17, 2014

The Current Report on Form 8-K filed on March 14, 2014 discloses two (2) separate stock purchases. First, Steel Pier Capital Advisors, LLC (“Steel Pier”) acquired control of the Registrant when it consummated a Stock Purchase Agreement with Andre Luis Nascimento Moreira. In that transaction, Steel Pier acquired 5,000,000 shares of the Registrant’s common stock held by Mr. Moreira, representing 93.6% of the Registrant’s outstanding voting stock (the “Control Shares”). While this transaction represented a change of control it did not change the business of the Company.

Second, on March 13, 2014, Steel Pier entered into a Stock Purchase Agreement with StationDigital, Inc., a Delaware corporation (“StationDigital”) to acquire 4,850,000 of the Control Shares subject to payment of the purchase price and consummation of the Merger of StationDigital with and into the Registrant (the “Merger”). The Merger has not yet been consummated and, accordingly, the Registrant’s duty to disclose a change in shell company status and file the disclosures set forth in Item 2.01(f) of Form 8-K have not yet commenced. Upon closing of the Merger, the Registrant will file a Current Report on Form 8-K, within four (4) days of such closing and include the “Form 10 Type Information” required by Item 2.01(f) of form 8-K, including the required audited financial statements of StationDigital.

2.	A review of your reporting history indicates that you do not appear to be required to continue to file reports pursuant to Section 15(d) of the Exchange Act in connection with the registration statement on Form S-1 (file no. 333-157010) that you originally filed on January 29, 2009. However, you have checked the box on the cover page of your quarterly report on Form 10-Q for the period ended November 30, 2013 to indicate that you are “subject to such filing requirements.” Please tell us why you believe that you are obligated to continue to file periodic and current reports. In this regard, we note that you may file a Form 15 to suspend your reporting obligations, if you agree that you are eligible to do so.

The Registrant acknowledges that it is not required to file reports under the Exchange Act, but does so on a voluntary basis. The affirmative response on the cover page was to disclose that all reports had been filed during the preceding twelve (12) months. The Registrant anticipates that it will file a form 8-A to commence filing mandatory reports under the Exchange Act.

Further, the Registrant hereby advises the Commission that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 17, 2014

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Timothy M. Roberts

Timothy M. Roberts,

Chief Executive Officer

PC/ks